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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                        Comprehensive Care Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    204620207
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                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                             Attn: Lance Myers, Esq.
                               Tel: (212) 513-3217
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2005
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             (Date of Event Which Requires Filing of this Statement)


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 204620207                               13D
----------------------------------------------------------------------------------------------------------------------

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
      1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Woodcliff Healthcare Investment Partners LLC     IRS No.  03-0560964
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      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [ ]
                                                                                                                (b) [ ]
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      3. SEC USE ONLY

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      4. SOURCE OF FUNDS*       WC
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      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
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      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                NUMBER OF                   7.    SOLE VOTING POWER:       4,235,328  shares of
                 SHARES                           Common Stock
              BENEFICIALLY                  --------------------------------------------------------------------------
                OWNED BY                    8.    SHARED VOTING POWER
                  EACH                      --------------------------------------------------------------------------
                REPORTING                   9.    SOLE DISPOSITIVE POWER: 4,235,328 shares
               PERSON WITH                        of Common Stock
                                            --------------------------------------------------------------------------
                                            10.   SHARED DISPOSITIVE POWER
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
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         4,235,328
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     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                            [ ]
         SHARES*
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    42.7%
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     14. TYPE OF REPORTING PERSON*      PN
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

     Woodcliff Healthcare Investment Partners LLC (the "Investor"), a Delaware limited liability company, hereby files this Schedule 13D with respect to the beneficial ownership of common stock, par value $0.01 per share, of Comprehensive Care Corporation, a Delaware corporation. As used herein, the Investor may also be referred to as the "Reporting Person".

     Item 1. Security and Issuer

     This statement relates to shares of common stock, par value $0.01 per share, of Comprehensive Care Corporation, a Delaware corporation (the "Issuer"), with its principal office located at 204 South Hoover Boulevard, Suite 200, Tampa, Florida 33609.

     Item 2. Identity and Background.

     This statement is filed on behalf of Woodcliff Healthcare Investment Partners LLC, a Delaware limited liability company, with its principal place of business at 535 Madison Avenue, 35th Floor, New York, NY 10022. During the past five years, neither the Reporting Person, and to the best of its knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On June 14, 2005, the Issuer, pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), between the Issuer and the Investor, issued to the Investor 14,400 shares of the Series A Convertible Preferred Stock, par value $50.00 per share (the "Shares"), of the Issuer for a purchase price of $3.6 million, in cash. The funds used to purchase the Shares were provided from the working capital of the Investor.

     Item 4. Purpose of Transaction.

     The Investor has acquired the Shares for investment purposes. If the Shares were converted into the Issuer's common stock (the "Common Stock") immediately after the closing of the transactions contemplated by the Purchase Agreement, the Common Stock issuable upon such conversion would represent approximately 42.7% of the Issuer's outstanding Common Stock, excluding exercises of 1,749,956 options or warrants, which were outstanding at such time. At any time, additional shares of Common Stock of the Issuer may be acquired by the Investor or some or all of the shares of the Issuer's Common Stock beneficially owned by the Investor (assuming the Shares have been converted and in compliance with the applicable State and Federal securities laws) may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Certain members of the Investor are non-management employees of the Issuer.

     As contemplated by the Purchase Agreement, action was taken by the Issuer's Board of Directors on June 20, 2005 to appoint Kye Hellmers, David P. Schuster, Dr. Barry A. Stein, Peter Jesse Walcott and Robert Parker as the five directors nominated by the Investor to serve as directors of the Issuer, four of which are currently serving as directors. The appointment of the fifth director, Robert Parker, shall be effective when the Issuer files with the United States Securities and Exchange Commission (the "SEC") and mails to its stockholders the information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The mailing of the information to stockholders required by Rule 14f-1 is presently contemplated to take place on or about June 29, 2005.

     The Issuer amended its Bylaws effective June 14, 2005, in contemplation of the transactions contemplated by the Purchase Agreement, in order to increase the number of members of its Board of Directors from four to nine and to add a provision regarding filling vacancies on the Board of Directors.

     At the upcoming annual meeting of stockholders of the Issuer, the proxy statement relating thereto will include (i) a proposal to increase the authorized Common Stock of the Issuer by the number of shares that would permit the Issuer to exercise the put options described in the Purchase Agreement, as described below; and (ii) a proposal to amend the Issuer's Restated Certificate of Incorporation to remove provisions providing for cumulative voting with respect to the election of directors and the classification of the Board of Directors of the Issuer.

     Item 5. Interest in Securities of the Issuer.

     If the Shares purchased by the Investor pursuant to the Purchase Agreement are converted into Common Stock, the Investor will beneficially own 4,235,328 shares of Common Stock, representing 42.7% of the Issuer's Common Stock, excluding outstanding options and warrants to purchase an additional 1,749,956 shares of Common Stock owned by other persons.

     The foregoing percentage calculations are based on 5,682,547 shares of Common Stock outstanding as of June 14, 2005 plus 4,235,328 shares of Common Stock which would be beneficially owned by the Investor if all of the Shares are converted into Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

     On June 14, 2005, the Issuer, pursuant to the Purchase Agreement between the Issuer and the Investor, issued to the Investor 14,400 shares of the Series A Convertible Preferred Stock, par value $50.00 per share (the "Shares"), of the Issuer for a purchase price of $3.6 million, in cash. Each Share, the terms of which are governed by a Certificate of Designation, Preferences and Rights (the "Certificate of Designation"), which is herein incorporated by reference to Exhibit No. 3.1 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005, is convertible into 294.12 shares of the Issuer's Common Stock, subject to anti-dilution and other customary adjustments. If the Shares were converted into the Issuer's common stock immediately after the closing of the transactions contemplated by the Purchase Agreement, the Common Stock issuable upon such conversion would represent approximately 42.7% of the Issuer's outstanding Common Stock, excluding exercises of 1,749,956 options or warrants, which were outstanding at such time. Certain members of the Investor are non-management employees of the Issuer.

     The Purchase Agreement also provides that the Issuer shall have three put options whereby the Issuer may require the Investor to purchase shares of the Issuer's Common Stock, subject to the Issuer attaining certain financial targets and other conditions. The first put option may be exercised by the Issuer within 60 days after the date the Issuer's annual report on Form 10-K for the fiscal year 2006 is required to be filed with the SEC under the Exchange Act. Under the first put option, the Issuer may require the Investor to purchase 500,000 shares of the Issuer's Common Stock, at a price of $2.00 per share. The Investor's obligation to purchase these shares shall be subject to the Issuer reporting a total operating revenue greater than (i) $32.25 million for the fiscal year 2006 or (ii) $8.0625 million for the fourth quarter of the fiscal year 2006. In addition, the Issuer may not exercise this put option if the Issuer has breached without cure its representations, warranties, covenants or agreements contained in the Purchase Agreement or has not complied with certain other conditions. The second put option may be exercised by the Issuer within 60 days after the date the Issuer's annual report on Form 10-K for the fiscal year 2007 is required to be filed with the SEC under the Exchange Act. Pursuant to the second put option, the Issuer may require the Investor to purchase 500,000 shares of the Issuer's Common Stock, at a price of $2.16 per share. The Investor's obligation to purchase these shares shall be subject to the Issuer reporting a total operating revenue greater than (i) $39.75 million for the fiscal year 2007 or (ii) $9.9375 million for the fourth quarter of the fiscal year 2007. The Issuer's exercise of the second put option is subject to the Issuer's satisfaction of conditions similar to those contained in the first put option. The third put option may be exercised by the Issuer within the same period as the first put option. Under the third put option, the Issuer may require the Investor to purchase such number of shares of the Issuer's Common Stock as is obtained by dividing $800,000 by (i) $0.85 per share if total operating revenue of the Issuer for the six-month period commencing on December 1, 2005 and ending on May 31, 2006 (the "Stub Period") is at least $14,000,000; (ii) $0.70 per share if total operating revenue of the Issuer during the Stub Period is at least $13,000,000 but less than $14,000,000; (iii) $0.60 per share if total operating revenue of the Issuer during the Stub Period is at least $12,000,000 but less than $13,000,000; (iv) $0.52 per share if total operating revenue of the Issuer during the Stub Period is at least $11,000,000 but less than $12,000,000; (v) $0.46 per share if total operating revenue of the Issuer during the Stub Period is at least $10,000,000 but less than $11,000,000; and (vi) $0.41 per share if total operating revenue of the Issuer during the Stub Period is below $10,000,000. The Issuer's exercise of the third put option is subject to its satisfaction of conditions similar to those relating to the exercise of the other two put options.

     Upon a proposed issuance by the Issuer of new capital stock, the Investor shall have a right of first refusal to purchase such capital stock. In addition, if there is a change of control of the Issuer or if the Issuer breaches its tax settlement agreement dated January 22, 2003, with the Internal Revenue Service, then the Investor may require the Issuer to repurchase its Shares at a price equal to 100% of the purchase price, subject to adjustment as set forth in the Certificate of Designation.

     The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference to Exhibit No. 10.1 to the Issuer's Form 8-K filed with the SEC on June 20, 2005.

Registration Rights Agreement

     At the closing of the transactions contemplated by the Purchase Agreement on June 14, 2005, the Issuer and the Investor entered into a Registration Rights Agreement, which provides the Investor with certain rights to cause the Issuer to register shares of common stock held at the closing or thereafter acquired by the Investor (the "Registrable Securities"). At the earlier of 90 days following the closing of the Purchase Agreement (but only if the directors designated by the holder of the Shares do not constitute a majority of the Issuer's Board of Directors) or one year following the closing, the holders of at least a majority of the Registrable Securities (i) may make two written requests of the Issuer for registration (a "Demand Registration") with the SEC for all or part of their Registrable Securities and (ii) may demand that the Issuer cause to be filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), which will count as one of the two Demand Registrations. In addition, if and when the Issuer is eligible to register the Registrable Securities on Form S-3, holders of the Registrable Securities may request an unlimited number of registrations of the Registrable Securities on Form S-3, provided that each such registration shall relate to Registrable Securities having an estimated aggregate offering price of at least $500,000. The Issuer may defer a Demand Registration for up to 75 days if the its Board of Directors reasonably determines that such a registration would (i) require the disclosure of material information that the Issuer has a bona fide business purpose for preserving as confidential or (ii) would otherwise interfere with any material transaction involving the Issuer. The Issuer may also defer a Demand Registration if it plans to engage in a firm commitment underwritten public offering of its Common Stock within 45 days of receiving a request for a Demand Registration and holders of Registrable Securities will be permitted to include their shares in such offering. If at any time the Issuer proposes to file a registration statement with the SEC relating to its Common Stock, it must give holders of the Registrable Securities at least 30 days' notice and must offer such holders the opportunity to register (a "Piggyback Registration") such number of Registrable Securities as such holders request. If the Issuer is advised by the underwriters of the proposed offering that the inclusion of Registrable Securities in the Piggyback Registration will adversely affect the success of the proposed offering, the Issuer is only required to include securities in the offering in the following order of priority: (i) first, the securities the Issuer proposes to sell for its own account, and (ii) second, pro rata based on the number of Registrable Securities that each holder shall have requested to be included therein.

     Pursuant to the Registration Rights Agreement, the Issuer will indemnify holders of the Registrable Securities against any liability arising from a misstatement or omission in any registration statement or prospectus filed with the SEC unless such misstatement or omission was a result of written materials furnished to the Issuer by a holder of Registrable Securities, in which case such holder will indemnify the Issuer for any such misstatement or omission.

     The Registration Rights Agreement will terminate when the Registrable Securities are no longer outstanding.

     The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on June 20, 2005.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1* Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock of Comprehensive Care Corporation, filed on June 14, 2005

Exhibit 2** Securities Purchase Agreement, dated as of June 14, 2005, between Comprehensive Care Corporation and Woodcliff Healthcare Investment Partners LLC

Exhibit 3*** Registration Rights Agreement, dated as of June 14, 2005, between Comprehensive Care Corporation and Woodcliff Healthcare Investment Partners LLC

---------------------------

*Incorporated by reference to Exhibit No. 3.1 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005.

**Incorporated by reference to Exhibit No. 10.1 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005.

***Incorporated by reference to Exhibit No. 10.2 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005.

================================================================================

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005

                                              WOODCLIFF HEALTHCARE INVESTMENT
                                              PARTNERS LLC

                                              By: /s/ Nicholas Lewin
                                              -------------------------------
                                              Name: Nicholas Lewin
                                              Title: Manager

                                                                      SCHEDULE A

      MANAGERS AND MEMBERS OF WOODCLIFF HEALTHCARE INVESTMENT PARTNERS LLC

     The following is a listing of the current managers and members of Woodcliff Healthcare Investment Partners LLC. All of the persons listed below are citizens of the United States of America.

                                                           Present Principal Occupation Including Name and
                 Name and Business Address                              Address(1) of Employer
------------------------------------------------------------------------------------------------------------------------------------
Managers

Nicholas Lewin*
535 Madison Avenue, 35th Floor                              Private Investor, Lewin Investments
New York, NY  10022

Richard Danzig*
325A Douglas Road                                           Trustee, Richard A. Danzig Defined Trust
Chappaqua, NY  10514

Anthony Milone*
1305 Mamaroneck Avenue                                      President, Health Alliance Network, Inc.
White Plains, NY  10605

Gavin Scotti*
1305 Mamaroneck Avenue                                      Chairman of the Board, Health Alliance Network, Inc.
White Plains, NY  10605

-------------------
* These individuals comprising the Manager are Members of Woodcliff Healthcare Investment Partners LLC.

                                                           Present Principal Occupation Including Name and
                 Name and Business Address                              Address(1) of Employer
------------------------------------------------------------------------------------------------------------------------------------
Members

Brian Walsh
1818 Market Street, Suite 2430                              Executive Financial Consultant, Fahnestock
Philadelphia, PA  19103

Steve Nelson
25164 W. Sunset Lane                                        Retired, private investor
Lake Villa, IL  60046

-------------------
(1) Same address as manager's or member's business address except where indicated.

                                                           Present Principal Occupation Including Name and
                 Name and Business Address                              Address(1) of Employer
------------------------------------------------------------------------------------------------------------------------------------
Jim Doody                                                   Senior Vice President
Concentra Preferred Systems                                 Concentra Preferred Systems
535 East Diehl Road
Naperville, IL  60563

Martin J. Rucidlo                                           Executive Vice President, Sales & Marketing
7620 Overlook Hills Lane                                    Health Alliance Network, Inc.
Cincinnati, OH 45244                                        1305 Mamaroneck Avenue
                                                            White Plains, NY  10605

Tanglewood Investment Partners
219 East 59th Street
Second Floor
New York, NY 10022

Thomas DeCea, Trustee                                       Attorney, Danzig Fishman & DeCea
Kurzman and Eisenberg PS401(K)PL                            1 North Broadway, 12th Floor,
FBO Thomas DeCea                                            White Plains, NY  10601
10 Buckbee Place
Katonah, NY  10536

Marc Mazur                                                  Consultant, Marc Mazur Consultants
535 Madison Ave.
New York, NY 10022

Gerald T. Devine                                            President, Devine International, Inc.
Devine International, Inc.
2700 Westchester Ave.
Suite 315
Purchase, NY 10577

Kevin Harrington                                            Attorney, Harrington Ocko & Monk, LLP
81 Main Street, Suite 215
White Plains, NY  10601

Steven Nicholas                                             Physician
130 E. 77th Street
New York, NY  10021

-------------------------
(1) Same address as manager's or member's business address except where indicated.


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